Mail Room 4561

March 22, 2006

Akhee Rahman
Eastern Services Holdings, Inc.
1221 Ocean Avenue #1202
Santa Monica, CA 90401

> Re: **Eastern Services Holdings, Inc.**
>   **Amendment No. 3 to Registration Statement on the Form SB-2**
>   **Filed February 15, 2006**
>   **File No. 333-128415**

Dear Ms. Rahman:

We have reviewed your amended registration statement and have the following comments, which are in addition to those provided to you on March 15, 2006. The page numbers referenced below correspond to the page numbers of the marked copy of the registration statement provided to us by counsel.

FORM SB-2/A

General

1.   Please refer to prior comment 1 of our letter dated December 9, 2005. We note from your response that the Eastern Services Holdings, Inc. was formed as a holding vehicle to own Eastern Services Group, Inc. However, throughout your prospectus, such as in the Business section on page 11, you disclose that Eastern Services Holdings commenced operations for the purpose of evaluating, structuring, and completing a merger with prospects consisting of private companies, partnerships, or sole proprietorships in the United States. Moreover, you state that the purpose of the reorganization with Eastern Services Group was to obtain an operating company that you believed has a successful business plan. Please revise your disclosure to clarify that you formed Eastern Services Holdings initially as a holding company for Eastern Services Group, Inc. and clarify the role that Mr. Carrigan had in founding and organizing Eastern Services Holdings, Inc.

2.   Please refer to prior comment 2 of our letter dated December 9, 2005. We note your response to our previous comment that separate offering documents were

used to solicit investors for Eastern Services and Grant Enterprises. Please tell us if these solicitations occurred at or about the same time and whether investors were solicited to participate in both transactions at the same time. Please tell us the manner in which Mr. Carrigan solicited these investors. Did he have a prior business relationship with these investors? Tell us Mr. Carrigan's affiliation, if any, with the third company referenced in your response.

About Our Company, page 1

3.   Please refer to prior comment 7 of our letter dated December 9, 2005. We note your revisions to this section. However, it is unclear how you intend to "become the leading independent tax analysis service for casino operations" in your target geographic market given your disclosure on page 15 that your cash requirements will increase as you "build infrastructure, develop a business plan and establish a marketing network, customer support and administrative organizations." Revise to highlight your current business operations and your relative size in the industry and geographic market in which you operate.

Risk Factors

The likelihood of our success…, page 2

4.   It appears that the risk(s) described under this subheading are applicable to any small company operating in a competitive market. Please revise this generic risk factor to disclose the risks to potential investors or your business from the factors identified.

Ahkee Rahman is our sole officer and director…, page 3

5.   Please refer to prior comment 10 of our letter dated December 9, 2005. We note the risk factor disclosure added on page 3. Revise to state whether Ms. Rahman has any experience as the officer of a public company.

Because we are dependent upon a few customers…, page 4

6.   Revise to clarify your dependence on a few major customers that account for a "large portion" of your revenues. On page 12 you state that you currently work with more than 20 casino properties. Have you provided services to all these properties in the last year? We also note from page 14 that it appears that the provision of your services appears to have some cyclical features. Revise to disclose any material impact on your customer base and revenues from the cyclical nature of your tax audits.

Plan of Distribution, page 7

7.   Please clarify the meaning of your disclosure that the distribution of the shares
        may be effected "through transactions in options, swaps or other derivatives."

Directors, Executive Officers, Promoters and Control Persons, page 8

8.   Please refer to prior comment 17 of our letter dated December 9, 2005. We note
        your changes in this section in response to our previous comment. If either
        Converge Global, Essential Technologies or Digitalmen.com were public
        companies, please revise to so state.

9.   Please refer to prior comment 18 of our letter dated December 9, 2005. We note
        the disclosure regarding Mr. Carrigan added on page 8. Revise to disclose Mr.
        Carrigan's age. See Item 401(a)(1) of Regulation S-B. Please also revise to state
        where Mr. Carrigan received his degrees and to provide the dates during which he
        held the positions described. Finally, revise to disclose Mr. Carrigan's affiliation
        with Grant Enterprises.

Security Ownership of Certain Beneficial Owners and Management, page 9

10.   Please refer to prior comment 19 of our letter dated December 9, 2005. We note
        your revisions to this section. However, beneficial ownership should be
        calculated pursuant to Rule 13d-3 of the Exchange Act and Item 403 of
        Regulation S-B. In this regard, we note that it appears you have calculated the
        percentage of beneficial ownership for Mr. Carrigan based upon 2,100,000 total
        shares (1,600,000 shares outstanding plus 500,000 shares underlying options
        granted to Ms. Rahman). Any securities not outstanding which are subject to
        options, warrants, rights or conversion privileges should be deemed outstanding
        for the purpose of computing the percentage of outstanding securities of the class
        owned by such person, but should not be deemed to be outstanding for the
        purpose of computing percentage of the class owned by any other person. See
        Rule 13d-3(d)(1)(ii) and Instruction 3 to Item 403. Please revise.

11.   Please revise this table to disclose the shares owned by Mr. Carrigan in the total
        common stock owned by executive officers and directors as a group. See Item
        403(b) of Regulation S-B. In this regard, Mr. Carrigan appears to be an executive
        officer as defined in Item 402(a)(2). See Instruction 2 to Item 402(a)(2) and the
        definition of "executive officer" set forth in Rule 3b-7 of the Securities Exchange
        Act, which can include executive officers of a subsidiary that perform policy
        making functions for the registrant. Given that Mr. Carrigan is the principal and
        sole employee of your operating subsidiary and that all operations take place in
        Nevada, it appears that he is in charge of your principal business unit and

performs policy making functions for you. Therefore, it is unclear why he is not named one of your executive officers and corresponding disclosure pursuant to Items 401, 402, 403 and 404 of Regulation S-B is not provided. Please revise or advise.

Description of Business, page 11

12.	Please refer to prior comment 21 of our letter dated December 9, 2005. We note your response to our previous comment. However, we continue to believe that you should substantially revise your disclosure to provide the information pursuant to Item 101(b) of Regulation S-B. Several examples are:

- Your revised disclosure states that you provide "consulting services based on risk assessment via telephone or in face-to-face setting." However, this description does not address the types of "traditional tax analysis, preparation, and business consulting services" you provide to your clients. You state that you do not provide general CPA or filing services, but you did not expand your description of the types of services you do provide.
- On page 13 and 14, you disclose that you provide analysis and assessment of tax liability, but these services are not described in detail in this section. How do you conduct these "assessments"? Is this accomplished by auditing tax returns or other information? Do you focus primarily on assessing tax liability on real or personal property? Do you focus primarily on local, state and/or federal tax liability?
- On page 14 you also disclose that "the sale and use taxed [sic] audits are every 4 years and the cycle is in full circle for audit defense and refund opportunity." Revise your disclosure in the Business section to describe any cyclical features of your business and what it means to your business for the cycle for audit defense and refund opportunity to be "in full circle."
- Specifically, what types of recommendations do you provide the ensure that accounting and tax filing procedures "afford viable tax savings"?
- Does Mr. Carrigan provide all your services or do you use contractors/consultants to provide certain services as suggested by management's discussion and analysis? See Item 101(b)(2).
- Elsewhere in the prospectus, you refer to your "planned expansion." Revise to disclose the manner in which management plans to expand your business and how management anticipates implementing these plans.

13.	Please refer to prior comment 23 of our letter dated December 9, 2005. We note your response that you have an "ongoing engagement" with each of the named entities. Tell us what you mean by this disclosure. Are you currently, or have you in the last year, provided services to all the entities named? If not, revise to tell investors what you mean by this disclosure. Do you have any customers that accounted for more than 10% of your revenues in any of the periods discussed in the prospectus? We further note from your response that you are "primarily dependent on several large clients." Revise to clarify this disclosure.

Management's Discussion and Analysis or Plan of Operation, page 13

14.   Please refer to prior comment 24 of our letter dated December 9, 2005. Consider expanding the fourth paragraph of your revised disclosure on page 14 to explain to investors the impact of these trends in real estate and personal property audits on your business.

15.   Revise to include a discussion on the anticipated costs, if material, to being a publicly reporting company.

Liquidity and Capital Resources, page 15

16.   Please refer to prior comment 29 of our letter dated December 9, 2005. Please revise to state that you believe you are able to fund your planned operations for a period of no less than twelve months from the date of the prospectus.

Results from Operations, page 16

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Gross Revenues, page 16

17.   We note your disclosure that gross revenues decreased by $79,710 for the nine months ended September 30, 2005 from the nine months ended September 30, 2004. However, the difference between $235,420 and $53,000 is $182,420. Please revise here and on page 14 or advise.

18.   Please refer to prior comment 30 of our letter dated December 9, 2005. We note from your revised disclosure that once the 8% cap is lifted, "the costing on all of the properties will resume at market value appraisals." The meaning of this disclosure is unclear. Please revise to why this 8% cap "limited revenue streams" for all periods in 2005 and how properties resuming market value appraisals will impact your business.

Results of Operations for the Fiscal Year Ended December 31, 2004 Compared to the Fiscal Year Ended December 31, 2003

Gross Revenues

19.   Please refer to prior comment 34 of our letter dated December 9, 2005. We note your response to our previous comment. Please revise the disclosure in your prospectus to provide this analysis to investors.

Description of Property, page 17

20.   Please refer to prior comment 35 of our letter dated December 9, 2005. We note your revised disclosure relating to the location where your principal business operations are conducted. Revise to state if you own this property. If you do not own the property, revise to disclose if you pay a fee for the use of this property. Moreover, please revise to disclose that this is also the address of Mr. Carrigan.

Certain Relationships and Related Transactions, page 17

21.   Please refer to prior comment 36 of our letter dated December 9, 2005. We note your revised disclosure at the bottom of page 17. Please reduce the verbal agreement memorializing this transaction to writing and file it as an exhibit to the registration statement.

22.   Please refer to prior comment 37 of our letter dated December 9, 2005. We were unable to locate any revisions to the prospectus based on our prior comment. Please revise the prospectus to disclose all payments made to Mr. Carrigan during the last two years in his capacity as an employee of ESG. Moreover, we note your disclosure on page 3 that Mr. Carrigan drew a salary of $50,000. Tell us how this relates to your response (and the disclosure on page 19) that Mr. Carrigan was paid approximately $60,000 in 2005.

Market for Common Equity and Related Stockholder Matters, page 18

23.   You disclose that as of February 14, 2006, no shares of your common stock were currently available for resale under Rule 144. However, you go on to disclose that after December 2005, all 400,000 shares purchased in the Reg D offering "will become available for resale" pursuant to Rule 144. This disclosure appears inconsistent. Please revise or advise.

Executive Compensation, page 18

Summary Compensation Table

24.   Please note that this table should be presented as of your most recent fiscal year-end. In this regard, the last paragraph on page 18 seems to suggest that the disclosure in this table goes through February 14, 2006. Please revise to clarify your disclosure.

25.   Please revise to provides an option grant and option exercise table as required by Items 402(c) and (d) of Regulation S-B.

Part II
Item 28. Undertakings

26.   Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended in Release No. 33-8591. Revise to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jason Niethamer at (202) 551-3855 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

                                                        Sincerely,

                                                        Barbara C. Jacobs
                                                        Assistant Director

cc: Via Facsimile (732) 577-1188
        Gregg E. Jaclin
        Anslow & Jaclin, LLP
        Telephone: (732) 409-1212